Emgold Mining Corporation (An Exploration Stage Company)
Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended 31 March 2016
Stated in US Dollars
Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements.

Table of Contents

Condensed Interim Consolidated Statement of Financial Position	1
Consolidated Interim Consolidated Statement of Comprehensive Loss	2
Condensed Interim Consolidated Statement of Changes in Equity	3
Condensed Interim Consolidated Statement of Cash Flows	4
Notes to the Condensed Interim Consolidated Financial Statements
1) Nature of operations and going concern	5
2) Basis of preparation – Statement of Compliance	5
3) Summary of significant accounting policies	6
4) Financial instruments and risk management	6
5) Equipment	8
6) Assets held for sale	8
7) Exploration and evaluation assets	9
8) Related party transactions	11
9) Share capital	11
10) Capital disclosures	13
11) Segmented disclosure	13

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying unaudited condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the unaudited condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee has the responsibility of meeting with management, and the external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company’s external auditors.

We draw attention to Note 1 in the condensed interim consolidated financial statements which indicates the existence of a material uncertainty that may cast substantial doubt on the Company’s ability to continue as a going concern.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements.

30 May 2016

The consolidated financial statements were approved by the Board of Directors on 30 May 2016 and were signed on its behalf by:
“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO

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Emgold Mining Corporation	Statement 1
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Financial Position

		As at	As at
	Note	31 March 2016	31 December 2015
ASSETS
Current Assets
Cash and cash equivalents		$293,330	$3,226
Amounts receivable		881	905
Prepaid amounts and deposits		6,598	6,056
		300,809	10,187
Non-current Assets
Reclamation bonds		9,637	9,032
Equipment	(5)	458	610
Assets held for sale	(6)	154,452	490,508
Exploration and evaluation assets	(7)	679,113	619,113
		843,660	1,119,263
		$1,144,469	$1,129,450
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$159,711	$147,593
Due to related parties	(8)	825,307	793,507
		985,018	941,100
EQUITY (statement 3)
Share capital		44,035,360	43,975,360
Warrants – contributed surplus		686,349	686,349
Options – contributed surplus		7,062,781	7,062,781
Deficit		(51,625,039)	(51,536,140)
		159,451	188,350
		$1,144,469	$1,129,450
Nature of Operations and Going Concern	(1)
Basis of Preparation - Statement of Compliance	(2)

The condensed interim consolidated financial statements were approved by the Board of Directors on 30 May 2016 and were signed on its behalf by:
“David Watkinson”	“Andrew MacRitchie”
David Watkinson, Director	Andrew MacRitchie, Director

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--The accompanying notes form an integral part of the condensed interim consolidated financial statements--

Emgold Mining Corporation	Statement 2
US Dollars (Unaudited)

Consolidated Interim Consolidated Statement of Comprehensive Loss

		Three months ended	Three months ended
	Note	31 March 2016	31 March 2015
CONTINUING OPERATIONS
EXPENSE
Exploration and Evaluation
Resource property expense	(7)	$13,467	$3,384

General and Administrative
Management and consulting		26,817	31,585
Professional fees		9,204	8,357
Listing and filing fees		5,119	7,109
Shareholder communication		4,070	5,474
Insurance		1,547	2,051
Office and administration		490	4,125
Banking costs		215	106
Amortization	(5)	152	460
		47,614	59,267
Net Loss and Comprehensive Loss Before Other Items		61,081	62,651
Other Loss (Income)
Foreign exchange loss (gain)		11,467	(10,262)
Loss on sale of property		16,351	-
(Gain) on sale of equipment		-	(3,500)
		27,818	(13,762)
Net Loss and Comprehensive Loss		$88,899	$48,889
Basic and Diluted Loss per Common Share		$0.00	$0.00
Weighted Average Number of Shares Outstanding		78,165,953	72,587,462

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--The accompanying notes form an integral part of the condensed interim consolidated financial statements--

Emgold Mining Corporation	Statement 3
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Changes in Equity

	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2015	77,823,462	$43,935,360	8,163,575	$686,349	6,966,665	$7,062,781	$(51,061,187)	$623,303
Options expired	-	-	-	-	(466,665)	-	-	-
Warrants expired	-	-	(2,850,000)	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(48,889)	(48,889)
Balance at 31 March 2015	77,823,462	$43,935,360	5,313,575	$686,349	6,500,000	$7,062,781	$(51,110,076)	$574,414
Shares issued for properties	472,222	40,000	-	-	-	-	-	40,000
Comprehensive loss for the period	-	-	-	-	-	-	(50,441)	(50,441)
Balance at 30 June 2015	78,295,684	$43,975,360	5,313,575	$686,349	6,500,000	$7,062,781	$(51,160,517)	$563,973
Comprehensive loss for the period	-	-	-	-	-	-	(48,551)	(48,551)
Balance at 30 September 2015	78,295,684	$43,975,360	5,313,575	$686,349	6,500,000	$7,062,781	$(51,209,068)	$515,422
Options expired	-	-	-	-	(1,500,000)	-	-	-
Warrants expired	-	-	(2,813,575)	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(327,072)	(327,072)
Balance at 31 December 2015	78,295,684	$43,975,360	2,500,000	$686,349	5,000,000	$7,062,781	$(51,536,140)	$188,350
Balance at 01 January 2016	78,295,684	$43,975,360	2,500,000	$686,349	5,000,000	$7,062,781	$(51,536,140)	$188,350
Shares issued for properties	708,333	60,000	-	-	-	-	-	60,000
Comprehensive loss for the period	-	-	-	-	-	-	(88,899)	(88,899)
Balance at 31 March 2016	79,004,017	$44,035,360	2,500,000	$686,349	5,000,000	$7,062,781	$51,625,039	$159,451

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 --The accompanying notes form an integral part of the condensed interim consolidated financial statements--

Emgold Mining Corporation	Statement 4
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Cash Flows

		Three months ended	Three months ended
	Note	31 March 2016	31 March 2015
OPERATING ACTIVITIES
Loss for the Period		$(88,899)	$(48,889)
Items not Affecting Cash
Amortization	(5)	152	460
Effect of currency translation		(605)	919
(Gain) on sale of equipment		-	(3,500)
Loss on sale of property		16,351	-
		(73,001)	(51,010)
Net Change in Non-cash Working Capital
Accounts receivable		24	472
Prepaid expenses and deposits		(542)	(430)
Accounts payable and accrued liabilities		(1,808)	(1,495)
Due to related parties		45,726	31,106
		43,400	29,653
		(29,601)	(21,357)
INVESTING ACTIVITIES
Proceeds on sale of property		350,000	-
Cash expenses for property sale		(30,295)	-
Proceeds from sale of equipment		-	3,500
		319,705	3,500
Net Increase (Decrease) in Cash		290,104	(17,857)
Cash position – beginning of period		3,226	26,636
Cash Position – End of Period		$293,330	$8,779
Schedule of Non-cash Investing and Financing Transactions
Shares issued for mineral property acquisition	(7)	$60,000	$-

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 --The accompanying notes form an integral part of the condensed interim consolidated financial statements--

Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company” or “Emgold”) is incorporated under the British Columbia Corporations Act and the principle place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTC.

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of significant revenue at this time, is unable to self-finance operations, and has significant on-going cash needs to meet its overhead requirements and maintain its exploration and evaluation assets. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current or future exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors, which include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used, and such adjustments could be material.

Rounded (‘000’s)	31 March 2016	31 December 2015
Working capital	$(684,000)	$(931,000)
Accumulated deficit	$(51,625,000)	$(51,536,000)

2)	Basis of preparation – Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting except for cash flow information.

Since the condensed interim consolidated financial statements do not include all requirements in IAS1, “Presentation of Financial Statement” (IAS1), they should be read in conjunction with the Company’s audited annual financial statements for the year ended 31 December 2015.

The preparation of these financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The judgements, estimates and assumptions made by management affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

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Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Critical estimates and judgement are disclosed more fully in the Company’s audited annual consolidated financial statements for the year ended 31 December 2015.

3)	Summary of significant accounting policies

The accounting policies and methods of computation followed in preparing these Financial Statements are the same as those followed in preparing the most recent audited annual financial statements. For a summary of significant accounting policies, please refer to the Company’s audited annual financial statements for the year ended 31 December 2015.

4)	Financial instruments and risk management
a)	Financial instrument classification and measurement

Financial instruments of the Company carried on the Consolidated Statement of Financial Position are carried at amortized cost with the exception of cash and cash equivalents, which is carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 March 2016 and 31 December 2015.

The Company classifies the fair value of these transactions according to the following hierarchy.

•	Level 1 – quoted prices in active markets for identical financial instruments.
•	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
•	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed on the fair value hierarchy described above and classified as Level 1. There have been no changes between levels during the period.

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, reclamation bonds, assets held for sale, due to related parties, and accounts payable and accrued liabilities. At 31 March 2016 and 31 December 2015, the carrying value of cash and cash equivalents is fair value. Amounts receivable, due to related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

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Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk. At 31 March 2016 the Company held currency totalling the following:

Rounded (‘000’s)	31 March 2016	31 December 2015
Canadian dollars	$11,000	$2,000
United States dollars	$285,000	$2,000
g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

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Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

5)	Equipment
	Plant & Equipment	Furniture & Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2015	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 December 2015	$18,712	$46,164	$71,945	$38,833	$175,654
Balance at 01 January 2016	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 March 2016	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2015	$17,489	$45,719	$71,945	$38,833	$173,986
Depreciation for the period	613	445	-	-	1,058
Balance at 31 December 2015	$18,102	$46,164	$71,945	$38,833	$175,044
Balance at 01 January 2016	$18,102	$46,164	$71,945	$38,833	$175,044
Depreciation for the period	152	-	-	-	152
Balance at 31 March 2016	$18,254	$46,164	$71,945	$38,833	$175,196
Carrying Amounts
At 01 January 2015	$1,223	$445	$-	$-	$1,668
At 31 December 2015	$610	$-	$-	$-	$610
At 31 March 2016	$458	$-	$-	$-	$458

6)	Assets held for sale

On 15 March 2016, the Company sold 27 acres of land located in Nevada County, California in the gross amount of $350,000; the cost of the property was $336,056, after selling costs of $30,295 the net proceeds were $319,705. The proceeds of the sale will be used for general working capital.

Assets Held for Sale	Assets Held for Sale
Balance at 01 January 2015	$-
Assets transferred to held for sale	490,508
Balance at 31 December 2015	$490,508
Balance at 01 January 2016	$490,508
Disposition of assets	(336,056)
Balance at 31 March 2016	$154,452

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Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

7)	Exploration and evaluation assets
Property Acquisition Costs	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Balance at 01 January 2015	$490,508	$529,052	$30,029	$30,030	$208,719	$49,225	$1,337,563
Acquisitions	-	-	20,000	20,000	-	-	40,000
Royalty payments received	-	(10,000)	-	-	-	-	(10,000)
Impairment of assets	-	-	-	-	(208,718)	(49,224)	(257,942)
Assets transferred to held for sale	(490,508)	-	-	-	-	-	(490,508)
Balance at 31 December 2015	$-	$519,052	$50,029	$50,030	$1	$1	$619,113
Balance at 01 January 2016	$-	$519,052	$50,029	$50,030	$1	$1	$619,113
Acquisitions	-	-	30,000	30,000	-	-	60,000
Balance at 31 March 2016	$-	$519,052	$80,029	$80,030	$1	$1	$679,113

Exploration expenditures	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Claim fees	-	2,635	3,492	3,343	-	-	9,470
Carrying costs	30,332	-	-	-	-	-	30,332
Year ended 31 December 2015	$30,332	$2,635	$3,492	$3,343	$-	$-	$39,802
Claim fees	-	-	-	-	-	-	-
Carrying costs	13,467	-	-	-	-	-	13,467
Period ended 31 March 2016	$13,467	$-	$-	$-	$-	$-	$13,467

a)	Idaho-Maryland Property, California

In 2015 Emgold the Company classified the Idaho-Maryland Asset in the amount of $490,508 as held for sale in year 2015. During the three month ended 31 March 2016, the Company sold 27 acres of land located in Nevada County, California in the amount of $350,000; the cost of the property was $336,056 (Note 6). Emgold currently owns 7.1 acres (the Round Hole Property) of land in Grass Valley.

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Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

b)	Buckskin Rawhide East Property, Nevada

The Company has a 100% interest in the 52 unpatented mineral claims, totalling 835 acres that make up Buckskin Rawhide East Property, which is located near Fallon, Nevada.

The Buckskin Rawhide Property is leased to Rawhide Mining LLC (RMC), owners of the Denton Rawhide Mine under terms fully disclosed in the audited financial statements of 31 December 2015.

c)	Buckskin Rawhide West Property, Nevada

Previously, the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014 and $20,000 in 2015. The amount payable escalates to $30,000 per year in years 2016 to 2018. Payments were made in cash or shares, based on the discretion of the Company or the owner, depending on the year. The Company has met all current and past commitments on this property. The Company issued 375,000 common shares during the period for the property payment for the Buckskin Rawhide West property.

d)	Koegel Rawhide , Nevada

Previously the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Property in Mineral County, Nevada. The RHT and GEL claims comprise 19 unpatented lode mining claims totalling 380 acres. In addition, Emgold staked 17 additional unpatented lode claims totalling 340 acres. Together, the claims totalling 720 acres make up the Koegel Rawhide Property. Pursuant to the lease agreement, advance royalty payments were paid in the amount of $10,000 per year during years 2013 to 2014 and $20,000 in 2015. The liability increases to $30,000 per year in years 2016 to 2018. Payments were made in cash or shares, based on the discretion of the Company or the owner, depending on the year.

The Company has staked an additional 17 unpatented claims to expand this property to 36 unpatented mineral claims totalling 720 acres. During the period, the Company made the year 2016 lease payments through the issuance of 333,333 Emgold common shares in the deemed value of $30,000.

e)	Stewart Property, British Columbia

The Company holds the rights to the Stewart mineral claims, near Ymir British Columbia, totalling 5,789 hectares. Since, the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held to January 2023 without additional work, an impairment loss of $208,718 was previously recognized in year 2015 bringing the carrying value to $1.

f)	Rozan Property, British Columbia

The Company holds the rights to the Rozan mineral claims, near Ymir British Columbia, totalling 1,950 hectares. Since, the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held until March 2023 without additional work, an impairment loss of $49,224 was previously recognized in year 2015 bringing the carrying value to $1.

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Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

8)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)		Remuneration or fees(ii)		Share-based awards
CEO and President - management fees	2016 2015	$ $	23,125 23,125	$ $	- -
Clearline CPA Corp., A company of which the CFO is a director – management fees	2016 2015	$$	6,675 7,251	$$	- -
Clearline CPA Corp., A company of which the CFO is a director – accounting	2016 2015	$$	2,000 1,997	$$	- -

                    i)                        For the three month periods ended 31 March 2016 and 2015.

                  ii)                        Amounts disclosed were paid or accrued to the related party.

The following table is showing all amounts were included in due to related parties.

	31 March 2016	31 December 2015
Clearline CPA Corp.	$88,881	$80,206
David Watkinson, the CEO	736,426	713,301
	$825,307	$793,507

9)	Share capital
a)	Authorized

Unlimited - Number of common shares without par value.

Unlimited - Number of preference shares without par value.

b)	Common shares, issued and fully paid
Issued Shares	Number	Amount
Balance – 01 January 2015	77,823,462	$43,935,360
Issued for property	472,222	40,000
Balance – 31 December 2015	78,295,684	43,975,360
Issued for property	708,333	60,000
Balance – 31 March 2016	79,004,017	$44,035,360

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Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the period is summarized as follows:

Stock option activity	31 Mach 2016	Weighted average exercise price	31 December 2015	Weighted average exercise price
Balance – beginning of period	5,000,000	$0.12	6,966,665	$0.16
Expired	-	-	(1,966,665)	0.25
Balance – end of period	5,000,000	$0.12	5,000,000	$0.12

Details of stock options outstanding as at 31 March 2016 are as follows:

Expiry Date	Exercise Price (CDN$)	31 March 2016	31 December 2015
07 May 2017	$0.15	1,800,000	1,800,000
22 May 2017	$0.15	200,000	200,000
11 October 2018	$0.10	3,000,000	3,000,000
		5,000,000	5,000,000

The outstanding options have a weighted-average exercise price of $0.12 (31 December 2015 - $0.12). The weighted-average remaining life of the options is 1.96 years (31 December 2015 – 2.21) years.

As at 31 March 2016, all 5,000,000 (31 December 2015 – 5,000,000) of these outstanding options had vested. As at 31 March 2016 and 31 December 2015, none of the outstanding options were in the money.

d)	Warrants

Warrant activity during the period is summarized as follows:

Warrant Activity	31 March 2016(i)	Weighted average exercise price	31 December 2015(i)	Weighted average exercise price
Balance – beginning of period	2,500,000	$0.10	8,163,575	$0.19
Expired	-	-	(5,663,575)	0.23
Balance – end of period	2,500,000	$0.10	2,500,000	$0.10
(i)	The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.

Details of warrants outstanding as at 31 March 2016 are as follows:

Issued	Expiry	Exercise Price	31 March 2016	31 December 2015
18 July 2014	18 July 2016	0.10(i)	2,500,000	2,500,000
			2,500,000	2,500,000
(i)	The exercise prices of these warrants are stated in Canadian funds.

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Emgold Mining Corporation
US Dollars (Unaudited) Notes to the Condensed Interim Consolidated Financial Statements

e)	Stock-based compensation

For the period ended 31 March 2016 and the year ended 31 December 2015, the Company did not issue additional stock options.

10)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach is reasonable and appropriate relative to the size of the Company.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments, or through the sale of property, plant, and equipment. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the period ended 31 March 2016.

11)	Segmented disclosure

The Company operates in one operating segment, which is acquisition, and exploration of mineral properties. The following provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Segmented Disclosure (Rounded to 000’s)	Canada	United States	Total
31 March 2016
Current assets	$97,000	$204,000	$301,000
Long-term Assets
Plant and equipment	-	500	500
Assets held for sale	-	154,000	154,000
Resource properties	-	679,000	679,000
Other	10,000	-	10,000
Liabilities
Current liabilities	$(172,000)	$(813,000)	$(985,000)
31 December 2015
Current assets	$2,000	$8,000	$10,000
Long-term Assets
Plant and equipment	$-	$1,000	$1,000
Assets held for sale	-	491,000	491,000
Resource properties	-	619,000	619,000
Other	9,000	-	9,000
Liabilities
Current liabilities	$(175,000)	$(766,000)	$(941,000)

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